EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of ACM Research, Inc. for the registration of Class A common stock, preferred stock, debt securities, warrants, units and Class A common stock offered by the Selling Shareholders and to the incorporation by reference therein of our reports dated February 28, 2024, with respect to the consolidated financial statements of ACM Research, Inc., and the effectiveness of internal control over financial reporting of ACM Research, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

March 18, 2024